

October 20, 2010

Ms. Dian C. Taylor
Chief Executive Officer
Artesian Resources Corporation
664 Churchmans Road
Newark, Delaware 19702

>   **Re: Artesian Resources Corporation**
>   **Form 10-K for the Fiscal Year Ended December 31, 2009**
>   **Filed March 11, 2010**
>   **Form 10-Q for the Fiscal Period Ended March 31, 2010**
>   **Filed May 7, 2010**
>   **Form 10-Q for the Fiscal Period Ended June 30, 2010**
>   **Filed August 6, 2010**
>   **File No. 000-18516**

Dear Ms. Taylor:

We have completed our review of your filings and do not have any further comments at this time.

>   Sincerely,

>   H. Christopher Owings
>   Assistant Director